VOTING COMMITMENT AGREEMENT

entered into by and among

As Parties

ROSE FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

CHAIM ZAHER

TCA 2 FUNDO DE INVESTIMENTO EM AÇÕES

NTCA NOVOS NEGÓCIOS EDUCACIONAIS LTDA.

ERSTE WV GÜTERSLOH GMBH

NICOLAU CARVALHO ESTEVES

NRE CAPITAL VENTURES LTD.

As Intervening Consenting Parties

YDUQS PARTICIPAÇÕES S.A.

AFYA LIMITED

Entered into on September 23, 2026

VOTING COMMITMENT AGREEMENT

This VOTING COMMITMENT AGREEMENT (“Agreement”) is entered into on September 23, 2026, by and among:

(1)         ROSE FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA, a private equity investment fund in the multistrategy category, enrolled with the National Register of Legal Entities (“CNPJ/MF”) under No. 27.486.528/0001-79, represented by its manager, Apex Group Investimentos Ltda., a limited liability company duly organized and existing under the laws of the Federative Republic of Brazil and authorized by the Brazilian Securities and Exchange Commission (“CVM”), with principal place of business in the city of São Paulo, state of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st Floor, Suite 1, Pinheiros, ZIP Code 05.425-070, enrolled with the CNPJ/MF under No. 23.025.053/0001-62 (“Rose FIP”);

(2)         CHAIM ZAHER, Brazilian, married, businessman, bearer of Identity Card (RG) No. 7.324.736 SSP/SP, enrolled with the CPF/MF under No. 558.094.998-72, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with commercial address at Av. das Américas No. 4.200, building 5, 3rd floor, Barra da Tijuca, ZIP Code 22.640-907 (“Chaim”);

(3)         TCA 2 FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, enrolled with the CNPJ/MF under No. 12.219.271/0001-11, represented by its manager, BTG Pactual Gestão e Consultoria de Investimentos Ltda., a corporation duly organized and existing under the laws of the Federative Republic of Brazil and authorized by the CVM, with principal place of business in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3477, 14 floor (part), Itaim Bibi, Zip Code 04.538-133, enrolled with the CNPJ/MF under No. 12.695.840/0001-03 (“CSHG TCA 2”);

(4)         NTCA NOVOS NEGÓCIOS EDUCACIONAIS LTDA., a limited liability company duly organized and existing under the laws of the Federative Republic of Brazil, enrolled with the CNPJ/MF under No. 33.267.633/0001-10, with principal place of business in the city of Ribeirão Preto, state of São Paulo, at Av. Antonio Diederichsen, No. 400, Suite 2201, Jardim America, Zip Code 14.020-250, herein represented in accordance with its articles of association (“NTCA” and, together with Chaim and CSHG TCA 2, the “Zaher Family”), the Zaher Family, together with Rose FIP, being hereinafter collectively referred to as the “YDUQS Shareholders”);

(5)         ERSTE WV GÜTERSLOH GMBH, a limited liability company (Gesellschaft mit beschränkter Haftung) duly organized and existing under the laws of Germany, with its business address at Carl-Bertelsmann-Straße 270, 33335 Gütersloh, registered with the local court (Amtsgericht) of Gütersloh under registration number HRB 8962, duly represented herein in accordance with its organizational documents (“Bertelsmann”);

(6)         NICOLAU CARVALHO ESTEVES, Brazilian citizen, married, physician, bearer of Identity Card No. 12.210-T, issued by the Regional Council of Medicine of the State of Minas Gerais (CRM/MG), enrolled with the CPF/MF under No. 119.441.616-00, resident at Alameda Projetada Um, No. 23, Lagoa do Miguelão, ZIP Code 34003-074, city of Nova Lima, state of Minas Gerais (“Nicolau”);

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(7)         NRE CAPITAL VENTURES LTD., a company duly incorporated and validly existing under the laws of the British Virgin Islands, with company number 2027149, with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands (“NRE Capital” and, together with Nicolau, hereinafter referred to as the “Esteves Family”, and the Esteves Family, together with Bertelsmann, the “Afya Shareholders”);

And, as intervening consenting parties (“Intervening Consenting Parties”):

(8)         YDUQS PARTICIPAÇÕES S.A., a publicly held corporation, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, No. 42, Building 5, Room 301, Barra da Tijuca, ZIP Code 22640-907, enrolled with the CNPJ/MF under No. 08.807.432/0001-10, duly represented herein in accordance with its bylaws (“YDUQS”); and

(9)         AFYA LIMITED, an exempted company duly incorporated and existing under the laws of the Cayman Islands, with its registered office in the city of George Town, Cayman Islands, at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, enrolled with the CNPJ/MF under No. 33.858.154/0001-78, duly represented herein in accordance with its memorandum and articles of association (“Afya”).

The YDUQS Shareholders and the Afya Shareholders are collectively referred to as the “Parties” or “Shareholders” and, individually, as a “Party” or a “Shareholder”.

WHEREAS:

(A)         on the date hereof, YDUQS and Afya entered into the Merger Agreement and Other Covenants (“Merger Agreement”), which provides for a business combination through the merger of Afya into YDUQS, in accordance with the applicable laws of the Cayman Islands, Brazil and the United States;

(B)         subject to the terms and conditions of the Merger Agreement, including Antitrust Approval, (i) Afya shall be merged into YDUQS and shall cease to exist as a separate legal entity; (ii) Afya’s shareholders shall receive newly issued common shares of YDUQS based on the exchange ratio set forth in the Merger Agreement; and (iii) YDUQS shall be the surviving company and shall remain listed on B3’s Novo Mercado segment (“Combined Company” and “Transaction”);

(C)         The Parties acknowledge that the Transaction is intended to combine two leading and complementary education platforms, creating a broader, more diversified and strategically positioned education group. The Transaction is expected to expand academic offerings and strengthen operating capabilities. Following the Transaction, the Combined Company will continue to operate and develop the businesses historically conducted by both groups through an integrated operating structure.

(D)         the YDUQS Shareholders and the Afya Shareholders wish to separately undertake the shareholder obligations applicable to them in relation to the Merger Agreement, without novation, substitution or limitation of any obligations undertaken by YDUQS and Afya under the Merger Agreement; and

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(E)         YDUQS and Afya intervene in this Agreement to acknowledge, consent to and enforce the commitments set forth herein.

NOW, THEREFORE, the Parties agree as follows:

1.           PURPOSE

1.1.          Shareholders’ Obligations. Each Shareholder irrevocably and unconditionally undertakes the obligations applicable to it under this Agreement, in order to support the approval, implementation and consummation of the Transaction.

1.1.1.          For all purposes of this Agreement, the Zaher Family Persons shall be treated, collectively, as a single YDUQS Shareholder, and all obligations undertaken under this Agreement by the Zaher Family Persons shall be joint and several among their members, including the obligation to pay the penalty provided for in Section 6.1.1.

1.1.2.          For all purposes of this Agreement, the Esteves Family Persons shall be treated, collectively, as a single Afya Shareholder, and all obligations undertaken under this Agreement by the Esteves Family Persons shall be joint and several among their members, including the obligation to pay the penalty provided for in Section 6.1.2.

1.2.          Material Adverse Effect. There shall be no obligation to comply with this Agreement in the event of the termination, by one of the Companies, of the Merger Agreement due to the occurrence of a Material Adverse Effect, in accordance with the terms of the Merger Agreement.

1.3.          Defined Terms. Capitalized terms used but not otherwise defined, when used in this Agreement, shall have the meanings assigned to them in the Merger Agreement. This Agreement supplements, and does not constitute a novation of or replace, the Merger Agreement. In the event of any inconsistency, the Merger Agreement shall prevail, to the extent permitted by applicable Law, except for the definition of Affiliate, that for the purposes of this Agreement shall be as follows:

1.3.1.      “Affiliate” means, with respect to (i) a Person, any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person; (ii) a specified Person that is an individual, the spouse, civil partner (companheiro em união estável), children, or a relative up to the second degree of such individual; and (iii) an investment fund, any Person that, directly or indirectly, is Controlled by, or is under common Control with such investment fund. In the case of Rose FIP, any other Person that, directly or indirectly, holds more than 50% of the quotas/interests of such fund, provided that, if such other Person is also an investment fund or a limited partnership, such Person is managed by, or has as its general partner, the same manager as the relevant investment fund or an Affiliate of such manager; provided further that BRL Trust and/or any Affiliate of BRL Trust shall not be deemed “Affiliates”.

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2.           OBLIGATIONS OF THE YDUQS SHAREHOLDERS

2.1.          Affirmative Vote. Each YDUQS Shareholder irrevocably and unconditionally agrees to attend, be present or be duly represented at, or to submit a distance voting ballot, and to vote, or cause to be voted, all YDUQS shares held by such YDUQS Shareholder in favor of the Merger, the Transactions and all items comprising the Minimum Agenda of the Extraordinary General Meeting of YDUQS (such general meeting or any adjourned meeting resulting therefrom, the “YDUQS EGM”), as provided for in the Merger Agreement. Each YDUQS Shareholder shall take all necessary measures for such purpose, including, to the extent legally possible, causing the YDUQS EGM to be duly called in accordance with applicable Law and YDUQS’s bylaws.

2.2.          The YDUQS Shareholders shall directly or indirectly take the necessary measures to convene the YDUQS EGM, if the Board of Directors of YDUQS does not convene such meeting under the terms of the Merger Agreement.

2.3.          Negative Vote during the Interim Period. From the date of this Agreement until the Closing Date, each YDUQS Shareholder shall attend, in person or by proxy, each meeting of YDUQS shareholders and vote, or cause to be voted, all YDUQS shares held by such YDUQS Shareholder against any item on the agenda of such YDUQS shareholders’ meeting that contains or relates to any proposal to:

(a)                amend YDUQS’s bylaws, except as provided for in the Merger Agreement;

(b)                amend YDUQS’s corporate purpose or approve any corporate reorganization, merger, consolidation, spin-off, share exchange or similar transaction other than the Transaction, except (1) for corporate reorganizations involving exclusively YDUQS and any of its Subsidiaries, in which YDUQS remains as the survival entity; and/or (2) to the extent necessary to implement or comply with the terms of the Merger Agreement;

(c)                increase or reduce YDUQS’s capital stock, issue or redeem shares or securities convertible into or exchangeable for shares, except as expressly provided for in the Merger Agreement;

(d)                approve any Distribution that is not expressly permitted by the Merger Agreement;

(e)                approve the sale, transfer, lease or other disposal of all or a significant portion of YDUQS’s assets or business, except as expressly permitted by the Merger Agreement;

(f)                 approve the commencement of any judicial or extrajudicial recovery, bankruptcy or insolvency proceeding involving YDUQS;

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(g)                approve, incur, assume or otherwise cause any increase in Net Debt that results in the Net Debt of YDUQS and its Subsidiaries, as of the Closing Date, exceeding the limit set forth in the Merger Agreement;

(h)                approve the cancellation of YDUQS’s registration as a publicly held company, or the delisting of YDUQS from B3’s Novo Mercado segment;

(i)                 approve the dissolution, liquidation or winding-up of YDUQS; or

(j)                 agree, commit to or assume the obligation to carry out any of the foregoing actions.

2.4.          Related-Party Transaction Restriction. From the date of this Agreement until the Closing Date, no YDUQS Shareholder shall enter into, terminate or amend any agreement, contract or arrangement between, on the one hand, YDUQS or any of its Subsidiaries and, on the other hand, such YDUQS Shareholder or any of its Related Parties, nor accelerate the payment of any amounts due under such agreements, contracts or arrangements, except as expressly listed and/or permitted by the Merger Agreement.

2.5.          Partial Share Transfer Restriction.

2.5.1.          Pre-EGM. Except as provided under Section 2.6, from the date of this Agreement until the YDUQS EGM, no YDUQS Shareholder shall sell, transfer, pledge, encumber, assign or otherwise alienate or dispose of (or enter into any contract, option or other arrangement with respect to the sale, transfer, encumbrance, assignment or other disposition of) (“Transfer”) any YDUQS shares held by such YDUQS Shareholder.

2.5.2.          Post-EGM until the Closing Date. If the Transaction is approved by the YDUQS EGM, and except as provided under Section 2.6, from the YDUQS EGM until the Closing Date or the valid termination of the Merger Agreement (whichever occurs first), (a) Rose FIP shall not Transfer any YDUQS shares held by Rose FIP, and (b) the members of the Zaher Family shall not Transfer any YDUQS shares held by the Zaher Family that represent more than 35% of the YDUQS shares currently held as of this date by the Zaher Family; provided that any breach of both (a) and (b) will not result in the obligation to pay the penalty set forth in Section 6.1.1.

2.5.3.          No YDUQS Shareholder shall grant any proxy or enter into any voting agreement, voting trust or similar arrangement inconsistent with this Agreement, except with the prior written consent of the Afya Shareholders.

2.6.          Permitted Transfers. Each YDUQS Shareholder may Transfer all or a portion of its Shares to a wholly owned Subsidiary or among the members of the Zaher Family (a “YDUQS Permitted Transferee”), in which case such Permitted Transferee shall become a party to this Agreement and succeed the transferor YDUQS Shareholder in all rights and obligations hereunder. The transferor YDUQS Shareholder will remain jointly liable for the obligations undertaken by such Permitted Transferee under this Agreement. The transferor YDUQS

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Shareholder shall provide all information and documentation reasonably required by YDUQS prior to any Transfer under this Section, in order to evidence that the transferee is a YDUQS Permitted Transferee. The obligations and references to a YDUQS Shareholder under this Agreement shall be deemed to include any YDUQS Permitted Transferees to whom such YDUQS Shareholder has Transferred Shares according to this Section. A YDUQS Permitted Transferee may Transfer its Shares pursuant to this Section only to a Person that is a YDUQS Permitted Transferee of such transferor YDUQS Shareholder. No YDUQS Shareholder may avoid the provisions of this Agreement by making one or more Transfers to one or more YDUQS Permitted Transferees and then disposing of all or any portion of such party’s interest in any such YDUQS Permitted Transferee, and any Transfer or attempted Transfer in violation of this covenant shall be null and void and shall not be recorded by the Company.

2.6.1.          Exclusively with respect to Rose FIP, the restrictions under Section 2.5 shall not apply to the following Transfers: (a) any indirect Transfer of Shares held by Rose FIP made exclusively among the current quotaholders of Rose FIP or to Affiliates of the current quotaholders of Rose FIP, and (b) any indirect Transfer of Shares by Rose FIP represented by the admission of Third Parties directly or indirectly into the quotaholder base of Rose FIP.

2.7.          Acquisitions of Additional Shares. For the avoidance of doubt, nothing in this Agreement shall be construed as a contractual restriction on any YDUQS Shareholder from acquiring additional shares of YDUQS in the open market or in private transactions during the period between the date of this Agreement and the Closing Date (“YDUQS Additional Shares”). Any YDUQS Additional Shares so acquired by a YDUQS Shareholder shall: (a) be subject to the voting obligations set forth in Sections 2.1, 2.2 and 2.3, as applicable, and the relevant YDUQS Shareholder shall vote, or cause to be voted, such YDUQS Additional Shares in accordance with such provisions at the YDUQS EGM; and (b) not be subject to the transfer restrictions set forth in Section 2.5, nor be treated as “Restricted Shares” or similarly encumbered securities for purposes of this Agreement or applicable securities laws.

2.8.          Exclusivity. From the date hereof until the earlier of (a) the consummation of the Transaction; and (b) the termination of the Merger Agreement, the YDUQS Shareholders shall, and shall cause their respective Affiliates and/or any other Representatives to, directly or indirectly: (i) refrain from soliciting or seeking any proposal, or initiating any negotiation, relating to any Competing Transaction; (ii) refrain from taking any action to actively invite proposals concerning or relating to a Competing Transaction (including providing or making available to any Third-Party any non-public due diligence information for purposes of or in connection with a Competing Transaction); and (iii) promptly inform the board of directors of YDUQS in writing of any proposal, offer, or indication of interest received from any Third-Party seeking to pursue or discuss a Competing Transaction, including the material terms thereof and the identity of the Third-Party making such proposal, offer, or indication of interest.

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3.           OBLIGATIONS OF THE AFYA SHAREHOLDERS

3.1.          Affirmative Vote. Each Afya Shareholder irrevocably and unconditionally agrees to attend, be present or be duly represented at, and to vote, or cause to be voted, all Afya shares held by such Afya Shareholder in favor of the Merger and the Transaction at the Extraordinary General Meeting of Afya (such general meeting or any adjourned meeting resulting therefrom, the “Afya EGM”) and the Afya Shareholders who are members of the board of directors of Afya to vote in favor of the Merger and the Transaction at the board of directors meeting of Afya, as provided for in the Merger Agreement. Each Afya Shareholder shall take all necessary measures for such purpose, including, to the extent legally possible, causing the Afya EGM to be duly called in accordance with applicable Law and Afya’s memorandum and articles of association.

3.2.          The Afya Shareholders shall take the necessary measures to requisition and (if necessary) convene the Afya EGM in accordance with Afya's memorandum and articles of association if Afya, through its Board of Directors, does not convene such meeting under the terms of the Merger Agreement.

3.3.          Negative Vote during the Interim Period. From the date of this Agreement until the Closing Date, each Afya Shareholder shall attend, in person or by proxy, each meeting of Afya shareholders and vote, or cause to be voted, all Afya shares held by such Afya Shareholder against any item on the agenda of such Afya shareholders’ meeting that contains or relates to any proposal to:

(a)                amend Afya’s memorandum and articles of association, except as provided for in the Merger Agreement;

(b)                amend Afya’s corporate purpose or approve any corporate reorganization, merger, consolidation, spin-off, share exchange or similar transaction other than the Transaction, except (1) for corporate reorganizations involving exclusively Afya and any of its Subsidiaries, in which Afya or Afya Brasil is the surviving entity; and/or (2) to the extent necessary to implement or comply with the terms of the Merger Agreement;

(c)                increase or reduce Afya’s share capital, issue or redeem shares or securities convertible into or exchangeable for shares, except as expressly provided for in the Merger Agreement;

(d)                approve any distribution that is not expressly permitted by the Merger Agreement;

(e)                approve the sale, transfer, lease or other disposal of all or a significant portion of Afya’s assets or business, except as expressly permitted by the Merger Agreement;

(f)                 approve the commencement of any bankruptcy, dissolution, liquidation or insolvency proceeding involving Afya;

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(g)                approve, incur, assume or otherwise cause any increase in Afya’s and its Subsidiaries’ Net Debt as of the Closing Date beyond the limit set forth in the Merger Agreement;

(h)                approve the withdrawal, termination or suspension of Afya’s registration and reporting obligations before the SEC under the United States Securities Exchange Act of 1934, or the delisting of Afya from Nasdaq, except as required in connection with the Transaction;

(i)                 approve the dissolution, liquidation or winding-up of Afya; or

(j)                 agree, commit to or assume the obligation to carry out any of the foregoing actions.

3.4.          Related-Party Transaction Restriction. From the date of this Agreement until the Closing Date, no Afya Shareholder shall enter into, terminate or amend any agreement, contract or arrangement between, on the one hand, Afya or any of its Subsidiaries and, on the other hand, such Afya Shareholder or any of its Related Parties, nor accelerate the payment of any amounts due under such agreements, contracts or arrangements, except as expressly listed and/or permitted by the Merger Agreement.

3.5.          Partial Share Transfer Restriction.

3.5.1.          Pre-EGM. From the date of this Agreement until the Afya EGM, no Afya Shareholder shall Transfer any Afya shares held by such Afya Shareholder.

3.5.2.          Post-EGM until the Closing Date. If the Transaction is approved by the Afya EGM, and except as provided under Section 3.6, from the Afya EGM until the Closing Date or the valid termination of the Merger Agreement (whichever occurs first), (a) Bertelsmann shall not Transfer any Afya shares held by Bertelsmann, and (b) the members of the Esteves Family shall not Transfer any Afya shares held by the Esteves Family that represent more than 35% of the Afya shares currently held as of this date by the Esteves Family; provided that any breach of both (a) and (b) will not result in the obligation to pay the penalty set forth in Section 6.1.2.

3.5.3.          No Afya Shareholder shall grant any proxy or enter into any voting agreement, voting trust or similar arrangement inconsistent with this Agreement, except with the prior written consent of the YDUQS Shareholders.

3.6.          Permitted Transfers. Each Afya Shareholder may Transfer all or a portion of its Shares to a wholly owned Subsidiary or among the members of the Esteves Family (an “Afya Permitted Transferee”), in which case such Permitted Transferee shall become a party to this Agreement and succeed the transferor Afya Shareholder in all rights and obligations hereunder. The transferor Afya Shareholder will remain jointly liable for the obligations undertaken by such Permitted Transferee under this Agreement. The transferor Afya Shareholder shall provide all information and documentation reasonably required by Afya prior to any Transfer under this Section, in order to evidence that the transferee is an Afya

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Permitted Transferee. The obligations and references to an Afya Shareholder under this Agreement shall be deemed to include any Afya Permitted Transferees to whom such Afya Shareholder has Transferred Shares according to this Section. An Afya Permitted Transferee may Transfer its Shares pursuant to this Section only to a Person that is an Afya Permitted Transferee of such transferor Afya Shareholder. No Afya Shareholder may avoid the provisions of this Agreement by making one or more Transfers to one or more Afya Permitted Transferees and then disposing of all or any portion of such party’s interest in any such Afya Permitted Transferee, and any Transfer or attempted Transfer in violation of this covenant shall be null and void and shall not be recorded by the Company.

3.7.          Acquisitions of Additional Shares. For the avoidance of doubt, nothing in this Agreement shall be construed as a contractual restriction on any Afya Shareholder from acquiring additional shares of Afya in the open market or in private transactions during the period between the date of this Agreement and the Closing Date (“Afya Additional Shares”). Any Afya Additional Shares so acquired by an Afya Shareholder shall: (a) be subject to the voting obligations set forth in Sections 3.1, 3.2 and 3.3, as applicable, and the relevant Afya Shareholder shall vote, or cause to be voted, such Afya Additional Shares in accordance with such provisions at the Afya EGM; and (b) not be subject to the transfer restrictions set forth in Section 3.5, nor be treated as “Restricted Shares” or similarly encumbered securities for purposes of this Agreement or applicable securities laws.

3.8.          Exclusivity. From the date hereof until the earlier of (a) the consummation of the Transaction; and (b) the termination of the Merger Agreement, the Afya Shareholders shall, and shall cause their respective Affiliates and/or any other Representatives to, directly or indirectly: (i) refrain from soliciting or seeking any proposal, or initiating any negotiation, relating to any Competing Transaction; (ii) refrain from taking any action to actively invite proposals concerning or relating to a Competing Transaction (including providing or making available to any Third-Party any non-public due diligence information for purposes of or in connection with a Competing Transaction); and (iii) promptly inform the board of directors of Afya in writing of any proposal, offer, or indication of interest received from any Third-Party seeking to pursue or discuss a Competing Transaction, including the material terms thereof and the identity of the Third-Party making such proposal, offer, or indication of interest.

4.           SHAREHOLDERS’ AGREEMENT

4.1.          Execution on the Closing Date. Subject to and conditioned upon the occurrence of Closing and to the provisions of Section 4.3, on the Closing Date, the YDUQS Shareholders and the Afya Shareholders shall execute the shareholders’ agreement substantially in the form of Exhibit 4.1 to this Agreement (“Shareholders’ Agreement”), which shall become effective on the Closing Date. If Closing does not occur, none of the Parties shall be required to enter into the Shareholders’ Agreement.

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4.2.          Execution on the Closing Date. Subject to and conditioned upon the occurrence of Closing, on the Closing Date, the Afya Shareholders shall execute the shareholders’ agreement substantially in the form of Exhibit 4.2 to this Agreement (“BT-Esteves Shareholders’ Agreement”), which shall become effective on the Closing Date. If Closing does not occur, none of the Afya Shareholders shall be required to enter into the Afya Shareholders’ Agreement.

4.3.          Loss of Right to Execute Shareholders’ Agreement. In addition to any specific penalties set forth in this Agreement, any Shareholder that (a) votes against the Merger, the Transaction or any items of the Minimum Agenda at the respective EGM, (b) fails to attend the respective EGM or the applicable board of directors meeting or to vote in accordance with the provisions of this Agreement, (c) sells any shares held by such Shareholder prior to the EGM; or (d) sells any shares held by such Shareholder after the EGM in breach of Sections 2.5 or 3.5, then, such breaching Shareholder shall automatically, irrevocably and permanently forfeit any right to execute the Shareholders’ Agreement. For all purposes, such breaching Shareholder (a) shall be deemed to have waived any board nomination right provided for in the Shareholders’ Agreement; (b) shall not be required to observe any transfer restriction under the Shareholders’ Agreement; and (c) shall be automatically released from any Transfer restriction under Sections 2.5 and 3.5.

4.4.          Termination of Afya’s current Shareholders’ Agreement. Subject to and conditioned upon the occurrence of Closing, on the Closing Date, the Afya Shareholders shall execute a termination instrument of Afya’s current Shareholders’ Agreement executed as of July 7, 2019, as amended.

5.           REPRESENTATIONS AND WARRANTIES

5.1.          Representations and Warranties of the YDUQS Shareholders. Each YDUQS Shareholder, individually and not jointly and severally, represents and warrants to the other Parties, on the date of this Agreement and on the Closing Date, that:

5.1.1.          Capacity of the YDUQS Shareholders. Each YDUQS Shareholder has all necessary capacity, power and authority to execute and perform this Agreement and the Shareholders’ Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement by each YDUQS Shareholder have been duly authorized.

5.1.2.          Binding Effect. This Agreement has been duly executed by the YDUQS Shareholders (and the Shareholders’ Agreement, if and when executed, shall be duly executed on the Closing Date) and constitutes (and the Shareholders’ Agreement, if and when executed, shall constitute on the Closing Date) a legal, valid and binding obligation of the YDUQS Shareholders, enforceable against the YDUQS Shareholders in accordance with its terms.

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5.1.3.          No Conflict; Consents. Except for (i) CADE Approval, (ii) approval of the Transaction by the YDUQS Shareholders at the YDUQS EGM and (iii) the third-party approvals set forth in Section 4.3(iii) of the Merger Agreement, the execution and performance of this Agreement by the YDUQS Shareholders and the consummation of the Transaction do not and will not violate any applicable Law or any judgment, order, decree or decision of any Governmental Authority binding upon the YDUQS Shareholders.

5.1.4.          YDUQS Shareholders. Each YDUQS Shareholder is the lawful holder of the YDUQS shares attributed to it, or has full voting control over them, free and clear of any Lien that may prevent or impair compliance with this Agreement, and has not granted any proxy or voting right inconsistent with this Agreement.

5.1.5.          No Negotiation of Competing Transaction. Each YDUQS Shareholder represents and warrants that it is not, as of this date, under negotiation with a Third-Party for the purposes of entering into any commitment, agreement or contract involving a transaction of a nature, size and/or significance that is similar to, competitive with or equivalent to the Transaction.

5.2.          Representations and Warranties of the Afya Shareholders. Each Afya Shareholder, individually and not jointly and severally, represents and warrants to the other Parties, on the date of this Agreement and on the Closing Date, that:

5.2.1.          Capacity of the Afya Shareholders. Each Afya Shareholder has all necessary capacity, power and authority to execute and perform this Agreement and the Shareholders’ Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement by each Afya Shareholder have been duly authorized.

5.2.2.          Binding Effect. This Agreement has been duly executed by the Afya Shareholders (and the Shareholders’ Agreement, if and when executed, shall be duly executed on the Closing Date) and constitutes (and the Shareholders’ Agreement, if and when executed, shall constitute on the Closing Date) a legal, valid and binding obligation of the Afya Shareholders, enforceable against the Afya Shareholders in accordance with its terms.

5.2.3.          No Conflict; Consents. Except for (i) the CADE Approval; (ii) approval of the Transaction by Afya shareholders at the Afya EGM; and (iii) the third-party approvals set forth in Section 4.2(iii) of the Merger Agreement, the execution and performance of this Agreement by the Afya Shareholders and the consummation of the Transaction do not depend on any prior consent and do not and will not violate any applicable Law or any judgment, order, decree or determination of any Governmental Authority binding upon the Afya Shareholders.

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5.2.4.          Afya Shareholders. Each Afya Shareholder is the lawful owner of the Afya shares attributed to it, or has full voting control over them, free and clear of any Lien that may prevent or impair compliance with this Agreement, and has not granted any proxy or voting right inconsistent with this Agreement.

5.2.5.          No Negotiation of Competing Transaction. Each Afya Shareholder represents and warrants that it is not under negotiation, as of this date, with a Third-Party for the purposes of entering into any commitment, agreement or contract involving a transaction of a nature, size and/or significance that is similar to, competitive with or equivalent to the Transaction.

6.           COMPENSATORY PENALTY; SPECIFIC PERFORMANCE

6.1.          Penalty for Failure to Attend and Vote.

6.1.1.          Breach by the YDUQS Shareholders. If any YDUQS Shareholder (a) fails to attend, be present or be duly represented, or fails to vote or cause to be voted in accordance with Section 2.1; (b) breaches any obligation undertaken in this Agreement that results in the non-approval of the Transaction by the YDUQS EGM, including any violation of Section 2.5.1; or (c) breaches a representation and warranty under Section 5.1 that affects the validity of the obligations undertaken herein, the breaching YDUQS Shareholder shall pay Afya a compensatory penalty in the total amount of BRL 100,000,000.00, within 15 days from the YDUQS EGM or of the breach of this Agreement, whatever occurs first. The penalty shall apply individually to the breaching YDUQS Shareholder and shall not give rise to joint and several liability among any other YDUQS Shareholders. The penalty shall not limit or otherwise affect the right to seek specific performance, which shall remain available as an alternative remedy, at the sole discretion of the Afya Shareholders.

6.1.1.1.    If there is a simultaneous breach of this Agreement by both Rose FIP and the Zaher Family, the Rose FIP and the Zaher Family shall each pay Afya its respective compensatory penalty provided for in Section 6.1.1.

6.1.2.          Breach by the Afya Shareholders. If any Afya Shareholder (a) fails to attend, be present or be duly represented, or fails to vote or cause to be voted in accordance with Section 3.1; (b) breaches any obligation undertaken in this Agreement that results in the non-approval of the Transaction by the Afya EGM, including any violation of Section 3.5.1; or (c) breaches a representation and warranty under Section 5.2 that affects the validity of the obligations undertaken herein, such breaching Afya Shareholder shall pay YDUQS a compensatory penalty: (1) for Bertelsmann, in the total amount of three hundred and twenty-five million reais (BRL 325,000,000.00), multiplied by the percentage interest held by Bertelsmann in Afya's share capital at the time of the Afya EGM; and (2) for the Esteves Family, in the total amount of BRL 100,000,000.00, within 15 days from the Afya EGM or of the breach of this Agreement, whatever occurs first. The penalty shall apply individually to the

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breaching Afya Shareholder and shall not give rise to joint and several liability among any other Afya Shareholders. The penalty shall not limit or otherwise affect the right to seek specific performance, which shall remain available as an alternative remedy, at the sole discretion of the YDUQS Shareholders.

6.1.2.1.    If there is a simultaneous breach of this Agreement by both Bertelsmann and the Esteves Family, Bertelsmann and the Esteves Family shall each pay YDUQS its respective compensatory penalty provided for in Section 6.1.2.

6.2.          Under no circumstances shall the penalties provided for in Section 6.1 be cumulative with the Break-Up Fee provided for in Section 4.12 of the Merger Agreement, even if such penalties and such Break-Up Fee arise from different breaches. If both penalties are due simultaneously, the Break-Up Fee provided for in the Merger Agreement shall prevail, and none of the YDUQS Shareholders or the Afya Shareholders, as applicable, shall be required to pay the penalty provided for in Section 6.1.

6.2.1.          Simultaneous Breaches. In the event of a simultaneous breach of this Agreement by a YDUQS Shareholder and an Afya Shareholder, the compensatory penalty provided for in Section 6.1.1 shall continue to be owed by the breaching YDUQS Shareholder to Afya, and the compensatory penalty provided for in Section 6.1.2 shall continue to be owed by the breaching Afya Shareholder to YDUQS, independently and without set-off between them. A breach by one Party shall not exonerate or reduce the liability of the other breaching Party.

6.3.          Specific Performance. The Parties acknowledge that indemnification for losses and damages may be an inadequate remedy in the event of a breach of the voting and execution obligations set forth in this Agreement. The non-breaching Parties may seek specific performance, injunctive relief and any other equitable remedy to enforce such obligations, without prejudice to the penalty provided for in Section 6.

6.4.          Exclusive Remedy. Except for the right to seek specific performance or as otherwise expressly provided in this Agreement, the penalties set forth herein, when applicable, shall constitute liquidated damages and the sole and exclusive monetary remedy of the YDUQS Shareholders and the Afya Shareholders for any Losses arising out of or related to this Agreement, and the defaulting Shareholder shall have no further liability to the non-defaulting Shareholders and/or to the applicable Company except as expressly provided for under this Agreement.

7.           SHARES SUBJECT TO THIS AGREEMENT; TERM

7.1.          Covered Shares. This Agreement binds all shares of YDUQS or Afya, as applicable, currently or hereafter beneficially owned, acquired or controlled, directly or indirectly, by a Shareholder, together with all voting rights and other rights inherent thereto.

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7.2.          Term. This Agreement is irrevocable and binding as from the date hereof until the earlier of: (i) the Closing Date, after performance of the obligations required on such date; and (ii) the valid termination of the Merger Agreement, in accordance with its terms. Notwithstanding the foregoing, the Parties acknowledge that the Closing of the Transaction is contingent upon prior Antitrust Approval, and any conduct constituting premature integration or coordination between the Companies prior to such approval is prohibited. Sections 6, 7, 8 and 9 shall survive termination to the extent necessary to give effect to accrued rights and obligations, including the obligation to pay the penalty set forth in this Agreement.

8.           NOTICES

8.1.          Form and Delivery. All notices and communications contemplated in this Agreement shall be made in writing, in English, and delivered by (a) email, with confirmation of receipt, or (b) letter, with return receipt requested, to the addresses and contact details specified in Exhibit 8.1, in all cases with copies to the Companies, in accordance with the terms of the Merger Agreement. Copies sent to counsel shall not constitute notice. A Party may update its contact details by means of a notice sent in accordance with this Section.

9.           GOVERNING LAW AND ARBITRATION

9.1.          Governing Law. This Agreement and all matters arising out of or relating to the legal relationships established herein shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil, except as otherwise provided in Section 9.2.4 with respect to the specific performance of corporate obligations of the Afya Shareholders governed by the laws of the Cayman Islands and/or the constitutive and organizational documents of Afya.

9.2.          Dispute Resolution. The Parties and the Intervening Consenting Parties shall use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. If an amicable resolution cannot be reached, the Parties and the Intervening Consenting Parties agree that any and all controversies, disputes or claims arising out of or relating to this Agreement, including with respect to its application, validity, enforceability, interpretation, performance, breach or termination, as well as any instruments related to the Transaction, shall be finally resolved by arbitration administered by the Market Arbitration Chamber (“Chamber”).

9.2.1.          The arbitration shall be administered by the Chamber in accordance with its arbitration rules in force on the date the notice of arbitration is submitted (“Arbitration Rules”).

9.2.2.          The arbitration shall be conducted in Portuguese, and any document not submitted in Portuguese or English shall be accompanied by a Portuguese translation. The seat of arbitration shall be the City of São Paulo, State of São Paulo, Brazil. The arbitration proceedings shall be conducted, and the arbitral award shall

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be rendered, in writing. Notwithstanding the foregoing, the Arbitral Tribunal may determine that hearings, inspections or other procedural acts be held elsewhere if it deems appropriate.

9.2.3.          The arbitration shall be decided in accordance with the laws of the Federative Republic of Brazil, and the arbitrators shall not decide ex aequo et bono. The arbitral tribunal shall be composed of 3 arbitrators (“Arbitral Tribunal”). The claimant(s) shall appoint one arbitrator and the respondent(s) shall appoint one arbitrator. The third arbitrator, who shall act as chairperson of the Arbitral Tribunal, shall be appointed by mutual agreement between the party-appointed arbitrators. If any Party, or any arbitrator appointed by a Party, fails to make the required appointment, such appointment shall be made in accordance with the Arbitration Rules.

9.2.4.          Before the constitution of the Arbitral Tribunal, any Party may seek interim, provisional or emergency measures before any court of competent jurisdiction, and such request shall not affect, prejudice or constitute a waiver of this arbitration agreement. After the constitution of the Arbitral Tribunal, any request for interim, provisional or emergency relief shall be submitted exclusively to the Arbitral Tribunal, which may confirm, modify or revoke any measure previously granted by a court, pursuant to Articles 22-B and 22-C of Law No. 9,307/1996. For purposes of obtaining interim relief before the constitution of the Arbitral Tribunal, enforcing any arbitral award and addressing matters not subject to arbitration, including specific performance of the obligations set forth in this Agreement, the Parties hereby submit to the courts of the City of São Paulo, State of São Paulo, Brazil, and irrevocably waive any other jurisdiction to which they may be entitled, provided, however, that with respect to the specific performance of corporate obligations of the Afya Shareholders governed by the laws of the Cayman Islands and/or the constitutive and organizational documents of Afya, such specific performance shall be governed by, and subject to the local laws of, the Cayman Islands, and the Parties hereby submit to the jurisdiction of the courts of the Cayman Islands solely for such purposes.

9.2.5.          Any arbitral award, whether partial or final, shall be final and binding upon the Parties and shall not be subject to appeal, except with respect to requests for correction or clarification, as provided for in Article 30 of Law No. 9,307/1996 and in the Arbitration Rules.

9.2.6.          During the arbitration, the Parties shall bear the costs of the proceedings and the arbitrators’ fees, as provided for in the Arbitration Rules. The arbitral award shall allocate, in proportion to each Party’s degree of success or failure in the dispute, responsibility for payment or reimbursement of: (i) the fees and other amounts due to the Chamber, paid to the Chamber or reimbursed by the Chamber; (ii) the fees and other amounts due to the arbitrators, paid to them or reimbursed by them; (iii) the fees and other amounts due to experts, translators, interpreters, secretaries,

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stenographers or other assistants appointed by the Arbitral Tribunal, or paid to them or reimbursed by them; and (iv) attorneys’ fees awarded by the Arbitral Tribunal. The Arbitral Tribunal shall not award reimbursement of (x) contractual attorneys’ fees or any other amounts paid or payable by a Party to its own counsel, experts, translators, interpreters or other advisors, nor (y) any other expenses incurred by a Party in connection with the arbitration, including expenses with photocopies, notarization, legalization, apostille and travel.

10.        INTERVENING CONSENTING PARTIES

10.1.       Each of the Companies executes this Agreement solely in its capacity as an intervening consenting party (Interveniente Anuente) and, by so doing: (i) acknowledges and declares that it is fully aware of the obligations assumed by the Shareholders hereunder; (ii) undertakes to file and maintain a copy of this Agreement at its registered office, and to take all actions required to preserve its enforceability, in accordance with applicable law; and (iii) agrees not to record, register, or give effect to any vote cast in contravention of the voting obligations set forth in this Agreement, and to treat any such vote as null and void for all corporate purposes. The Companies shall not be required to cause any restrictions on the transfer, sale or disposition of Shares to be registered, reflected or annotated in their corporate records or in the share registry maintained by the book-entry agent.

11.        GENERAL PROVISIONS

11.1.       Amendments. This Agreement may only be amended by a written instrument signed by all Parties. Any waiver or consent shall only be valid and effective if expressly made in writing.

11.2.       Waiver. Any tolerance by any Party with respect to a breach of this Agreement or the performance of any act or procedure not expressly provided for in this Agreement shall constitute a mere liberality and shall not constitute a waiver, precedent or novation.

11.3.       Severability. If any provision of this Agreement is held to be invalid, unlawful, void, ineffective, unenforceable or otherwise annulled for any reason, the remaining provisions of this Agreement shall remain in full force and effect and shall continue to be valid, binding and enforceable among the Parties. The Parties shall negotiate in good faith a substitute provision that achieves the same economic result, or the closest possible economic result, as the provision so affected.

11.4.       Irrevocability. Except as expressly provided otherwise in this Agreement, this Agreement is irrevocable and binding upon the Parties and their respective successors and permitted assigns.

11.5.       Assignment. Except as permitted under Sections 2.6 and 3.6, no Party may assign, transfer or otherwise dispose of this Agreement or any of its rights or obligations hereunder, in whole or in part, whether by operation of law or otherwise, without the prior written

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consent of the other Party. Any attempted assignment in violation of the terms of this Agreement shall be null and void and of no effect.

11.6.       Entire Agreement. This Agreement, together with the Merger Agreement and the other documents executed as a result hereof or in connection with the Transaction, constitutes the entire agreement among the Parties with respect to its subject matter and supersedes all prior discussions, negotiations, understandings and agreements, whether written or oral, relating to such subject matter.

11.7.       Public Announcements. Section 3.4.1 of the Merger Agreement shall apply, mutatis mutandis, to this Agreement.

11.8.       Electronic Signature. The Parties and the Intervening Consenting Parties acknowledge and agree that this Agreement may be signed electronically, including through DocuSign or any similar electronic signature platform, without the use of digital certificates issued under the Brazilian Public Key Infrastructure (ICP-Brazil), and that such electronic signature shall be valid, binding and enforceable for all purposes. The Parties and the Intervening Consenting Parties further acknowledge that the integrity and authenticity of this Agreement and of the signatures affixed hereto may be demonstrated by electronic means, and waive any right to challenge the validity or enforceability of this Agreement on such grounds. An electronic or digital signature of an individual shall be deemed valid and binding both upon such individual and upon any Person validly represented by such individual. This Agreement shall become effective on the date indicated in its preamble, regardless of the date on which any electronic signature is affixed.

IN WITNESS WHEREOF, the Parties and the Intervening Consenting Parties execute this Agreement electronically in the presence of two (2) witnesses.

São Paulo, September 23, 2026

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